UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Enochian Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

29350E 104

(CUSIP Number)

William Anderson Wittekind

8581 Santa Monica Blvd. #317

West Hollywood, CA 90069

(424) 279-8792

with a copy to:

Patrick T. McCloskey

McCloskey Law PLLC

425 Madison Avenue, Suite 1700

New York, NY 10017

(646) 970.0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Anderson Wittekind

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 5,213,357[1]
Shares Bene-
ficially by	8.	Shared Voting Power 12,526,552[2]
Owned by Each
Reporting	9.	Sole Dispositive Power 5,213,357[1]
Person With

10.	Shared Dispositive Power 12,526,552[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,739,909

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.5%[3]

14.	Type of Reporting Person (See Instructions) I

_____________________________

1 Consists of (a) 3,615,757 shares owned by Wittekind; (b) 97,032 shares owned by Weird Science LLC (“Weird Science”); (c) 633,921 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2020 Annuity Trust”); (d) 450,568 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Dybul 2020 Annuity Trust”); (e) 50,000 shares owned by the Ty Mabry 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the “Mabry 2021 Annuity Trust”); and (f) 366,079 shares owned by the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2021 Annuity Trust” and, together with the Wittekind 2020 Annuity Trust, the Dybul 2020 Annuity Trust and the Mabry 2021 Annuity Trust, the “Trusts”). In his capacity as the sole manager of Weird Science, Wittekind has sole voting and sole dispositive power over the shares owned by Weird Science. In his capacity as the sole trustee, Wittekind has sole voting power and sole dispositive power over the shares owned by the Trusts.

2 Consists of (a) 88,121 shares owned by Wittekind and Serhat Gumrukcu, Wittekind’s spouse (“Gumrukcu”), as joint tenants with a right of survivorship (“JTWROS”) and (b) 12,438,431 shares owned by Gumrukcu, of which Wittekind shares voting power and dispositive power through a power of attorney dated June 24, 2022 (the “POA”).

3 Based upon 52,949,967 shares of common stock outstanding as of May 12, 2022 as disclosed in the issuer’s Form 10-Q filed with the Commission on May 13, 2022.

EXPLANATORY NOTE

This Amendment No. 10 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind, a member and manager of Weird Science (“Wittekind”) with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”) of Enochian Biosciences Inc. (the “Issuer”) received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Enochian Biopharma, Inc., a Delaware corporation (“Target”), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment No. 1, Amendment No. 2, Amendment 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 thereto. Weird Science ceased to be a reporting person under this Schedule 13D upon the filing Amendment No. 9 thereto and Wittekind is the sole reporting person under this Amendment No. 10 (the “Reporting Person”).

Capitalized terms used but not defined in this Amendment No. 10 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 thereto.

Item 1.	Security and Issuer

The address of the principal executive offices of the Issuer is 4142 Lankershim Blvd, North Hollywood, CA 91602.

Item 5.	Interests in Securities of the Issuer

(a)-(b)   The information in Items 7-11 and Item 13 of the cover page of this Amendment No. 10, including the accompanying footnotes, is hereby incorporated by reference into this Item 5.

(c)       None.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In a power of attorney dated June 24, 2022 (the “POA”), Gumrukcu appointed Wittekind, his spouse, as his agent and attorney in fact with respect to numerous subjects, including stock and bond transactions. As a result of the POA, Wittekind shares the power to vote and the power to dispose of the 12,438,431 shares of Common Stock owned by Gumrukcu. Prior to the POA, Wittekind had disclaimed beneficial ownership of the shares of Common Stock owned by Gumrukcu (other than the 88,121 shares owned by Wittekind and Gumrukcu as JTWROS). The foregoing description of the POA is qualified in its entirety by the full text of the POA, which is attached as Exhibit 9 to this Amendment No. 10 and is incorporated by reference herein.

3

On May 25, 2022 the United States Attorney’s Office for the District of Vermont announced that Gumrukcu was indicted and arrested for conspiring to use interstate commerce facilities in the commission of a murder-for-hire plot which resulted in the death of Gregory Davis, a resident of Danville, Vermont. The announcement pointed out that Gumrukcu is presumed innocent until and unless proven guilty. Gumrukcu has pleaded not guilty.

On June 21, 2022 the Estate of Gregory Davis and Melissa Davis commenced a civil action against Gumrukcu for wrongful death, survival, loss of consortium and intentional infliction of emotional distress in the United States District Court for the District of Vermont (Estate of Gregory Davis and Melissa Davis v. Serhat Daniel Gumrukcu, (Civil Case No. 5:22-cv-0123-gwc)). In connection with this civil action, the plaintiffs moved, without notice, to have certain personal property of Gumrukcu attached, including his shares of Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit 9	California Uniform Statutory Power of Attorney by Serhat Daniel Gumrukcu appointing William Anderson Wittekind as agent (attorney-in-fact) dated June 24, 2022.*

* Personally identifiable information has been redacted from this Exhibit in accordance with Item 601(a)(5) of Regulation S-K (17 CFR §229.601(a)(6)).

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete and correct.

Date: May 19, 2023

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND

5

EXHIBIT 9

CALIFORNIA UNIFORM STATUTORY POWER OF ATTORNEY (California Probate Code Sedion 4401) NnTiCE: THE POWERS GRANTED BY THIS DOCUMENT ARE BROAD AND SWEEPING. THEY ARE EXPLAINED IN THE UNIFORM STATUTORY FORM POWER OF ATTORNEY ACT (CALIFORNIA PROBATE CODE SECTIONS 4400-4465). IF YOU HAVE ANY QUESTIONS ABOUT THESE POWERS, OBTAIN COMPETENT LEGAL ADVICE. THIS DOCUMENT DOES NOT AUTHORIZE ANYONE TO MAKE MEDICAL AND OTHER HEALTH-CARE DECISIONS FOR YOU. YOU MAY REVOKE THIS POWER OF ATTORNEY IF YOU LATER WISH TO DO SO. Serhat Gurnrukcu f [Principal's Name] appointWilliam A. Wittekind of (Agent's Name] (Agent's dress] as my agent (attorney-in-fact) to act for me in any lawful way with respect to the following initialed subjects: TO GRANT ALL OF THE FOLLOWING POWERS, INITIAL THE LINE IN FRONT OF (N) AND IGNORE THE LINES IN FRONT OF THE OTHER POWERS. TO GRANT ONE OR MORE, BUT FEWER THAN ALL, OF THE FOLLOWING POWERS, INITIAL THE LINE IN FRONT OF EACH POWER YOU ARE GRANTING. TO WITHHOLD A POWER, DO NOT INITIAL THE LINE IN FRONT OF IT. YOU MAY, BUT NEED NOT, CROSS OUT EACH POWER WITHHELD. INITIAL - (A) Real property transactions. - (B) Tangible personal property transactions. (C) Stock and bond transactions. (D) Commodity and option transactions. (E) Banking and other financial institution transactions. (F) Business operating transactions. - (G) Insurance and annuity transactions. (H) Estate, trust, and other beneficiary transactions. (I) Claims and litigation. (J) Personal and family maintenance. (K) Benefits from social security, medicare, medicaid, or other governmental programs, or civil or military service. (L) Retirement plan transactions. (M) Tax matters. (N) ALL OF THE POWERS LISTED ABOVE. YOU DO NOT NEED TO INITIAL ANY OTHER LINES IF YOU INITIAL LINE (N). Statutoly Form Power of Attorney — OpenDocs.com Page 1 BEECIAL .ffilSTRUCTIONS. ON THE FOLLOWING LINES YOU MAY GIVE SPECIAL INSTRUCTIONS LIMITING OR EXTENDING THE POWERS GRANTED TO YOUR AGENT UNLESS YOU DIRECT OTHERWISE ABOVE, THIS POWER OF ATTORNEY IS EFFECTIVE IMMEDIATELY AND WILL CONTINUE UNTIL IT IS REVOKED . This power of attorney will continue to be effective even though I become incapacitated. STRIKE THE PRECEDING SENTENCE IF YOU DO NOT WANT THIS POWER OF ATTORNEY TO CONTINUE IF YOU BECOME INCAPACITATED. EXERCISE OF POWER OF ATTORNEY WHERE MORE THAN ONE AGENT DESIGNATED If I have designated more than one agent, the agents are to act_ IF YOU APPOINTED MORE THAN ONE AGENT AND YOU WANT EACH AGENT TO BE ABLE TO ACT ALONE WITHOUT THE OTHER AGENT JOINING, WRITE THE WORD "SEPARATELY" IN THE BLANK SPACE ABOVE. IF YOU DO NOT INSERT ANY WORD IN THE BLANK SPACE, OR IF YOU INSERT THE WORD "JOINTLY", THEN ALL OF YOUR AGENTS MUST ACT OR SIGN TOGETHER. I agree that any third party who receives a copy of this document may act under it. Revocation of the power of attorney is not effective as to a third party until the third party has actual knowledge of the revocation. I agree to indemnify the third party for any claims that arise against the third party because of reliance on this power of attorney. Signed this 2 day of June , 2022 . [Principal's Social Security Number] BY ACCEPTING OR ACTING UNDER THE APPOINTMENT, THE AGENT ASSUMES THE FIDUCIARY AND OTHER LEGAL RESPONSIBILITIES OF AN AGENT. Statutory Form Power of Attorney— OpenDocs.corn Page 2 NOTICE IO PERSON EXECUTING DURABLE POWER OE ATTORNEY (California Probate Code Section 4128(a)) A durable power of attorney is an important legal document. By signing the durable power of attorney, you are authorizing another person to act for you, the principal. Before you sign this durable power of attorney, you should know these important facts: Your agent (attorney-in-fact) has no duty to act unless you and your agent agree otherwise in writing. This document gives your agent the powers to manage, dispose of, sell, and convey your real and personal property, and to use your property as security if your agent borrows money on your behalf. This document does not give your agent the power to accept or receive any of your property, in trust or otherwise, as a gift, unless you specifically authorize the agent to accept or receive a gift. Your agent will have the right to receive reasonable payment for services provided under this durable power of attorney unless you provide otherwise in this power of attorney. The powers you give your agent will continue to exist for your entire lifetime, unless you state that the durable power of attorney will last for a shorter period of time or unless you otherwise terminate the durable power of attorney. The powers you give your agent in this durable power of attorney will continue to exist even if you can no longer make your own decisions respecting the management of your property. You can amend or change this durable power of attorney only by executing a new durable power of attorney or by executing an amendment through the same formalities as an original. You have the right to revoke or terminate this durable power of attorney at any time, so long as you are competent. This durable power of attorney must be dated and must be acknowledged before a notary public or signed by two witnesses. If it is signed by two witnesses, they must witness either (1) the signing of the power of attorney or (2) the principal's signing or acknowledgment of his or her signature. A durable power of attorney that may affect real property should be acknowledged before a notary public so that it may easily be recorded. You should read this durable power of attorney carefully. When effective, this durable power of attorney will give your agent the right to deal with property that you now have or might acquire in the future. The durable power of attorney is important to you. If you do not understand the durable power of attorney, or any provision of it, then you should obtain the assistance of an attorney or other qualified person. Statutory Form Power of Attorney — OpenDocs.com Page i NOTICE TO PERSON ACCEPTING THE APPOINTMENT AS ATTORNEY-IN-FACT By acting or agreeing to act as the agent (attorney-in-fact) under this power of attorney you assume the fiduciary and other legal responsibilities of an agent. These responsibilities include: 1. The legal duty to act solely in the interest of the principal and to avoid conflicts of interest. 2. The legal duty to keep the principal's property separate and distinct from any other property owned or controlled by you. You may not transfer the principal's property to yourself without full and adequate consideration or accept a gift of the principal's property unless this power of attorney specifically authorizes you to transfer property to yourself or accept a gift of the principal's property. If you transfer the principal's property to yourself without specific authorization in the power of attorney, you may be prosecuted for fraud and/or embezzlement. If the principal is 65 years of age or older at the time that the property is transferred to you without authority, you may also be prosecuted for elder abuse under Penal Code Section 368. In addition to criminal prosecution, you may also be sued in civil court. I have read the foregoing notice and I understand the legal and fiduciary duties that I assume by acting or agreeing to act as the agent (attorney-in-fact) under the terms of this power of attorney. Date: [Signature of Agent] William A. Wittekind [Print Name of Agent] Statutory Form Power of Attorney — OpenDocs.com Page ii ACKNOWLEDGMENT State of California ) ss County of On , 20 , before me, a Notary Public in and for the State of California, personally appeared , who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal. Signature My commission expires LAkil itn/(. Statutory Form Power of Attorney — OpenDocs.com Page 3 CALIFORNIA NOTARY ACKNOWLEDGEMENT (INDIVIDUAL) A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document. State of Cali ornia County of / V On '1'6before m2- 2e, — i ,atA-- qu.c1 i/i /o/qi... (insert name and title of __ / the officer), personally appeared d rn ro v 6 7 , who proved to me on the 1/6.// c basis of satisfactory evidence to be the Qerson(s) whose name(s) is/are subscribed to the withi instrument and acknowledged to me thatte/she/they executed the same in his/her/their authorized caEacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon of which the person(s) acted. executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal. ANDREA AliGUST5ON Notary Public California e *t Ventura County C/tei/)k Commission ..1 2250950 SignatureCtO o . My Comm. Expires Aug 21. 2022 (Seal) Copyright © 2018 NotaryAcknowledgement.com. All Rights Reserved.